Filed by HealthTronics, Inc. pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Endocare, Inc.

Commission File No.: 001-15063

HEALTHTRONICS, INC. ANNOUNCES PRELIMINARY RESULTS OF

EXCHANGE OFFER FOR ENDOCARE, INC.

Austin, Texas, July 22, 2009 – HealthTronics, Inc. (“HealthTronics”) (NASDAQ: HTRN) announced today that its previously-announced exchange offer for all outstanding shares of common stock of Endocare, Inc. expired as scheduled at 5:00 p.m., New York City time, on July 21, 2009.

At the time of expiration of the exchange offer, approximately 10,817,317 Endocare shares, representing approximately 90.7% of Endocare’s outstanding common stock, had been tendered. Of the shares tendered, 290,760 shares, representing approximately 2.4% of Endocare’s outstanding common stock, were tendered pursuant to notices of guaranteed delivery.

Based on the preliminary exchange offer results, approximately 77% of the Endocare shares tendered were tendered for HealthTronics common stock and approximately 23% of the Endocare shares tendered were tendered for cash. Under the terms of the exchange offer, only up to 75% of Endocare shares tendered can be tendered for HealthTronics common stock, and therefore it is expected that proration of HealthTronics common stock elections will be required. The exact number of Endocare shares validly tendered, and any proration required based on the elections made by the tendering Endocare stockholders, will not be known until the guaranteed delivery period ends at 5:00 p.m. New York City time on Friday, July 24, 2009.

In addition, holders of all Endocare restricted stock units and deferred stock units have tendered their shares of Endocare common stock underlying such units. The exact number of shares of Endocare common stock to be paid upon payout of these units will not be known until the date the exchange offer is closed.

HealthTronics will announce the final exchange offer results, and the final prorations, as promptly as practicable after guaranteed deliveries have been made and final calculations are completed.

About HealthTronics, Inc.

HealthTronics is a premier urology company providing an exclusive suite of healthcare services and technology, including urologist partnership opportunities, surgical and capital equipment, maintenance services offerings, and anatomical pathology services. For more information, visit www.healthtronics.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements made in this press release that are not strictly historical, including statements regarding plans, objectives and future financial performance, are “forward-looking” statements. Although HealthTronics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that the expectations will prove to be correct. Factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include, among others, the risk that HealthTronics’ business or Endocare’s business will have been adversely impacted during the pendency of the exchange offer; the risk that the operations of the two companies will not be integrated successfully; the risk that HealthTronics’ expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; the risk that the shares tendered by guaranteed delivery will not be delivered; the risk that demand for and acceptance of HealthTronics’ or Endocare’s products or services may be reduced; the risk of changes in governmental regulations; the impact of economic conditions; the impact of competition and pricing; and other factors described from time to time in HealthTronics’ or Endocare’s periodic and current reports filed with the Securities and Exchange Commission.

Important Additional Information

In connection with the exchange offer, HealthTronics filed a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and Endocare filed a solicitation / recommendation statement on Schedule 14D-9. INVESTORS ARE URGED TO CAREFULLY READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT HEALTHTRONICS, ENDOCARE AND THE TRANSACTION. Investors and security holders may obtain free copies of the Registration Statement on Form S-4, Schedule TO and Schedule 14D-9 as well as other filings containing information about HealthTronics and Endocare without charge at the SEC’s web site (www.sec.gov).

A free copy of the exchange offer materials are also available on HealthTronics’ website at www.healthtronics.com and a copy of the Schedule 14D-9 is available on Endocare’s website at www.endocare.com. Copies of the exchange offer documents are also available without charge from D. F. King & Co., Inc. by calling toll-free (800) 769-4414 (bankers and brokers call collect (212) 269-5550).